

10032526



ECEIVED
PROCESSING
NOV 29 2010
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Washington Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 3701
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. McQueen 206-443-9039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip F. Frink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Washington Corporation, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


TERESA ANN MCINTYRE
COMMISSION EXPIRES
NOTARY
PUBLIC
08-20-14
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
First Washington Corporation

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 23, 2010

FIRST WASHINGTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Cash	$ 218,975
Receivable from clearing organization	297,059
Investment advisory fees receivable	86,140
Interest receivable from related party	1,219
Receivable from related party	1,007
Securities owned, at fair value	23,431
Deposit with clearing organization	50,392
Note receivable from related party, net of allowance of $50,000	400,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $227,519	58,127
Other assets	26,879
	$ 1,163,229

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 11,215
Accrued liabilities	272,838
Payable to clearing organization	23,387
	307,440
COMMITMENTS (Note 5)	
STOCKHOLDER'S EQUITY	
Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding	84,000
Additional paid-in capital	502,595
Retained earnings	269,194
	855,789
	$ 1,163,229

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - The Company is a fully disclosed broker-dealer and investment advisor registered with the state of Washington, the U.S. Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (the FINRA).

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (Pershing).

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash - For purposes of the statement of cash flows, the Company considers only cash subject to immediate withdrawal to be cash.

Receivable From Clearing Organization - The receivable from the clearing organization is stated at an amount that management expects to collect. No allowance has been recorded as, historically, there have been no material losses associated with this receivable.

Commissions and Net Gain on Principal Transactions - Securities transactions and the related revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized during the period earned.

Investment Advisory Fees - Investment advisory clients are billed monthly or quarterly, in advance or arrears, based on assets under management and contractual rates and terms. Based on management's assessment of the credit history of its clients and current relationships with them, management has concluded losses on receivable balances outstanding at year-end are nominal.

Fair Value - The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment spreads, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability, and would be based on the best information available.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment balances at September 30, 2010 consist of municipal bond securities and are measured using quoted market prices in active markets for identical assets; as such, they are classified within level 1 of the valuation hierarchy.

Depreciation and Amortization - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Advertising Costs - During the fiscal year ended September 30, 2010, the Company incurred advertising expenses of $1,000. The Company maintains a policy to expense advertising costs as they are incurred.

Federal Income Tax - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates. Such differences are not material at September 30, 2010. The Company has a net operating loss carryforward available for federal income tax purposes of approximately $35,798 at September 30, 2010, which begins to expire in 2024. The gross deferred tax asset of approximately $12,171 associated with this net operating loss is fully offset by a valuation allowance because realization of this benefit is not reasonably assured. The Company utilized a portion of its existing deferred tax asset to offset current year tax expense, resulting in a $9,575 net reduction to the September 30, 2009 deferred tax asset balance. The accompanying provision for federal income taxes differs from that calculated based on the federal statutory rate of 34% because of this allowance.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on October 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the positions. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Subsequent Events - The Company has evaluated subsequent events through November 23, 2010. This is the date that the financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by generally accepted accounting principles in the United States.

Note 2 - Related Party Transactions

Advances - During the fiscal year ended September 30, 2010, the Company advanced $101,007 to the Company's Chief Executive Officer (CEO). During the fiscal year ended September 30, 2010 the Company has converted this receivable into an unsecured note receivable with an interest rate of 3.25% per annum. The note is scheduled to mature October 31, 2012, at which time a principal balloon payment for the outstanding balance will come due. As of September 30, 2010, a balance of $450,000 is due from the CEO. An allowance of $50,000 has been recorded against this balance.

Interest - The Company has earned $11,646 in interest, in connection with the note receivable during the year ended September 30, 2010.

Revenues - The Company manages four investment accounts of close relatives of management. Fees of $22,330 were earned during the year.

Note 3 - Transactions with Clearing Organization

The Company has an agreement with Pershing, whereby Pershing clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does, maintain a deposit in the amount of $50,392 held at Pershing as of September 30, 2010.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2010, the Company had net capital as follows:

Net capital	$ 366,646
Excess in net capital	$ 116,646
Percentage of aggregate indebtedness to net capital	77%

Note 5 - Commitments

The Company has a non-cancelable lease agreement for its office space that commenced in 2003 for a period of fifteen years. The future minimum rent payments are as follows:

Fiscal Year Ending	
2011	$ 252,844
2012	258,894
2013	260,105
2014	266,170
2015	273,430
Thereafter	913,228
	$ 2,224,671

The Company's office space lease includes provisions for rent escalations throughout the lease term. These scheduled rent increases are recognized in rent expense on a straight line basis over this term. A liability of approximately $56,044 for rent recognized but not yet paid is included in the balance of accrued liabilities at September 30, 2010.

Rent expense totaled $266,402 for the fiscal year ended September 30, 2010.

Note 6 - Employee Benefit Plan

The Company maintains a profit sharing plan covering substantially all employees. Annual contributions are made at the discretion of the Board of Directors. No contribution was made for the fiscal year ended September 30, 2010.

Note 7 - Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk).

Market risk is the potential change in value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. A significant portion of the Company's assets, including cash deposits in excess of applicable insurance limits and any outstanding receivable or deposit due from clearing, are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks and manages the risk by maintaining this relationship with only high quality financial institutions.

Additionally, in the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.



MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

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SEC MAIL PROCESSING
RECEIVED
NOV 29 2010
WASH, D.C.
211
SECTION

FIRST WASHINGTON CORPORATION

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition

September 30, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2010
WASH. D.C.
211
SECTION

FIRST WASHINGTON CORPORATION

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the SIPC Assessment Required by SEC Rule 17a-5

Period from October 1, 2009 to September 30, 2010

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
First Washington Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2009 to September 30, 2010, which were agreed to by First Washington Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended September 30, 2010 with the amounts reported in Form SIPC-7 for the period from October 1, 2009 to September 30, 2010, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, as there was no such overpayment amount stated on Form SIPC-7, and Management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
November 23, 2010

FIRST WASHINGTON CORPORATION
SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM OCTOBER 1, 2009 TO SEPTEMBER 30, 2010

Date Paid	Amount Paid
April 23, 2010	$ 4,597



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